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Women-ownedLGBTQ-owned
IZOLA

Bakery

710 13th St
San Diego, CA 92101
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Early Investor Bonus: The investment multiple is increased to 1.3× for the next $50,000 invested.
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THE PITCH
IZOLA is seeking investment to build out a new hybrid production, distribution, & cafe space.
Generating RevenueExpanding Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

IZOLA is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

IZOLA Builder Invest $1,000 or more to qualify. Unlimited available

You've helped us build our new home....we'll hand punch your name into metal, and mount it on one of the beams that support the building.

SOURDOUGH ARTISAN Invest $10,000 or more to qualify. 10 of 10 remaining

You helped build it....we'll mount your name inside one of our sourdough deck ovens....you'll bake with us every day!

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OUR MISSION

We are changing the way Americans think about and experience sourdough bread and croissants.

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OUR STORY

We are a bakery specializing in hot from the oven croissants and sourdough....served with elevated hospitality. We were traveling in France when COVID began. As we returned to a frightened, lonely San Diego, we wanted to bring a bit of joy to our community while our photo studio was shuttered. So with this simple idea, Jenny and Jeffrey learned to bake, and on IZOLA's first day, June 10, 2020, we lowered 12 croissants in a basket out the 3rd-floor window to socially distanced customers waiting below. From that day until now we have been lifted by the grace of so many people.

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THE TEAM
Jennifer Chen
Co-Founder

PROFILE

Seasoned retail executive with 20 years of experience building multimillion-dollar brands. Consistently delivers double-digit YoY comps through a focus on assortment optimization.

Co-Founder / IZOLA / San Diego, CA

March 2020 - Present

Helped launch a business at the start of COVID that is currently posting a 384% YoY increase and on track to generate $1M in annual revenue.

Key accomplishments:

Created and built a system that allows us to have just-in-time inventory (hot-from-the-oven) ready for pre-order pick-up times and walk-in demand.

Forecasting methods and strategic assortment planning have allowed us to average 3% food waste vs. the double digits typically seen in the restaurant industry.

Associate Director of Merchandising / Brilliant Earth / San Francisco, CA (Remote)

May 2008 - Present (Consultant from 2008-2020)

Lead the merchandising, visual merchandising, and product development strategy of a company that went public in 2021, growing it from $6.5M to $380M; reported to the Senior Vice President of Retail.

Key accomplishments:

Joined the company when it was a team of 7 and now employs over 500.

Built merchandising department from the ground floor to a team of 14.

Delivered 51% sales growth during the pandemic, generating record profitability.

Doubled brick-and-mortar retail locations in the span of a year.

Led the merchandising integration of a new cloud-based data visualization software.

Established an open-to-buy process, improving in-stock rates, and limited inventory liability.

Senior Merchandise Manager / Provide-Commerce (Red Envelope) / San Diego, CA

Mar 2009 – Mar 2012

Oversaw over half of the total business

Key accomplishments:

Realigned under-performing categories, cut SKU count in half while posting positive YOY sales comps.

Developed a test program for incorporating customer insights into the product development process through focus group research and customer surveys.

Led customization/personalization integration with our two fulfillment centers to ensure holiday readiness.

Buyer / Wal-Mart, Inc / Brisbane, CA

Aug 2005 – Apr 2008

Managed the online jewelry assortment of the nation's largest jewelry retailer.

Key accomplishments:

Drove double-digit comps each year on a $20M business.

Led annual overseas sourcing and product development trips. Oversaw cost negotiations, product development, and sourcing with domestic and overseas vendors

SKU count optimization reduced inventory by 50% while still delivering YoY growth in both sales and GM%.

Implemented new product photography requirements resulting in a drop in return rates.

Developed a high margin closeout channel which generated an additional $250k+ in annual revenue.

Identified and negotiated vendor marketing funds, contributing an additional $100k+ in gross profit annually.

Created warehouse tracking procedures to ensure on-time slotting of inventory; worked closely with QC to deliver the lowest inventory defect rate among all jewelry divisions of Wal-Mart, Inc.

Jeffrey Brown
Founder
PROFILE

A proven business builder who is passionate about creating fully immersive experiences - from reimagining the bakery industry and serving hot from the oven sourdough and croissants resulting in San Diego's only 5-star bakery to telling Pulitzer-recognized stories through film and photography.

EXPERIENCE
FOUNDER

IZOLA Bakery / San Diego, CA / March 2020 - Present

Reimagined what a bakery could be - handcrafted sourdough and croissants made from the best tasting ingredients, served hot from the oven all day long, in a welcoming community space.

Posted 384% YoY growth through word of mouth and a marketing budget of less than $200/month.

Achieved over 300 five-star reviews on Google through direct customer reach-out campaigns.

Developed proprietary enterprise resource management solution – IZOLA Operating System – allows us to control the journey for 800 croissants + sourdough each day and bake them just a few minutes before customers eat them.

Helms a startup that has reached profitability in less than 2 years.

FOUNDER, DIRECTOR AND EXECUTIVE PRODUCER
Tallgrass Pictures / San Diego, CA / October 1997 - March 2020

A hybrid production company that created both films and still photographs. Clients included Adidas, Citibank, Nike, Dolby Creative Services, New York Magazine, and USA Today.

A full-time staff of 10.

Generated annual 7 figure revenues.

Managed the entire production, including creative, talent casting, location, crew, permits, insurance, and payroll.

Post-production capabilities included ten editing bays, DaVinci Resolve color correction, broadcast calibrated theatre with 100" screen, Dolby 5.1 mixing, broadcast mastering, and nationwide distribution.

Recipient of multiple ADDY awards.

PHOTOJOURNALIST
Copley Newspapers + Jacksonville Journal-Courier / May 1992 - September 1997

Covered natural disasters, world sporting events, and global health issues. Work has graced the front page of USA Today, National Geographic, Life Magazine.....Pulitzer Prize finalist for work documenting the experience of an immigrant crossing the border from Central Mexico to Chicago.

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THE PROBLEM

Bakeries are not keeping up with customer desires.

Baked hours (or days) before eating: Would you prepare dinner for a loved one at 9am and let it sit on the counter until 6pm, as it got cold and stale?
Mediocre ingredients: Most bakeries use generic ingredients lacking in flavor and nutrients, with chemical additives to speed production.
Poor customer service: Treated like a transaction? I've felt it, I bet you have too. Not worth it, even if the food is great.
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OUR SOLUTION

We're reinventing the American bakery.

Superior product: The very best tasting ingredients: AOP butter from Normandy. Traditional techniques, modern context.
Elevated hospitality: At IZOLA Bakery Cafe all people are seen, heard & valued. Community has blossomed, guests linger to eat, talk, and listen to music.
Hot from the oven: All of our Croissants and Sourdough Bread are served hot-from-the-oven. All day.......Life changing.
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THE INVESTMENT OPPORTUNITY

Jenny and Jeffrey are deeply grateful to the IZOLA Community. IZOLA is strong, and we eagerly look to a future where IZOLA is accessible to all.
We invite you to join us with whatever resource you have in abundance: Knowledge, capital, muscle, or wit.

Production: Build out new hybrid production/cafe space. Improve efficiency + increase production. Easier access for customers + unique experience.
Distribution: Live Bake Truck, Bake at Home, Bread Cafe
Technology: Improve scalability + efficiency IZOLA Operating System and expand Customer facing feature set.
Operating Capital: To expand and train our team and cover expenses as we ramp up.
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IZOLA'S NEW HOME

A bakery cafe re-imagined with elevated hospitality.

4790 square foot building in San Diego with great exposure and parking
Guests sit at a diner-style counter watching (and smelling) loaves coming out of the oven
Increased production capacity with improved efficiency, lower labor costs, and higher profit margins
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HOT FROM THE OVEN CROISSANTS AND SOURDOUGH....SERVED WITH ELEVATED HOSPITALITY
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Our Vision

Our vision is to have the impact of an organization on the scale of Chipotle or Starbucks.....earned with each customer, every day.

Please review our investment timeline and deck below for a more in-depth look at our proposed use of funds and strategy.

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PRESENT

IZOLA profitable (209% growth YTD)

Q2 2022

New production facility build out

Q3 2022

IZOLA live bake truck, technology improvements

Q1 2023

IZOLA bake at home

Q3 2023

IZOLA bread cafe #1

Q2 2024

IZOLA V1.0 complete

INVESTOR PITCH DECK
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
BUILD OUT HYBRID PRODUCTION/CAFE SPACE $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,070,636	$3,597,460	$5,003,174	$5,954,890	$7,079,400
Cost of Goods Sold	$685,207	$2,115,306	$2,781,765	$3,191,821	$3,723,764
Gross Profit	$385,429	$1,482,154	$2,221,409	$2,763,069	$3,355,636

EXPENSES

Non-Controllable	$149,562	$332,937	$424,465	$475,662	$539,079
Controllable	$161,902	$564,945	$745,073	$844,761	$954,303
Operating Profit	$73,965	$584,272	$1,051,871	$1,442,646	$1,862,254

This information is provided by IZOLA. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends June 24th, 2022
Summary of Terms
Legal Business Name Tallgrass Pictures LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.3×
Investment Multiple 1.2×
Business's Revenue Share 0.15%-0.75%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1st, 2031
Financial Condition
Historical milestones

IZOLA has been operating since June 2020 and has since achieved the following milestones:

Opened location in San Diego, CA

Achieved revenue of $27,697 in 2020, which then grew to an estimated $300,000 in 2021.

Had Cost of Goods Sold (COGS) of $19,743, which represented gross profit margin of 28.7% in 2020. COGS were then $186,888 the following year, which implied gross profit margin of 19.9%.

We expect to achieved an estimated gross profit of $46,618 in 2021.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of IZOLA to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

IZOLA operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. IZOLA competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from IZOLA's core business or the inability to compete successfully against the with other competitors could negatively affect IZOLA's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in IZOLA's management or vote on and/or influence any managerial decisions regarding IZOLA. Furthermore, if the founders or other key personnel of IZOLA were to leave IZOLA or become unable to work, IZOLA (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which IZOLA and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, IZOLA is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

IZOLA might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If IZOLA is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt IZOLA

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect IZOLA's financial performance or ability to continue to operate. In the event IZOLA ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither IZOLA nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

IZOLA will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and IZOLA is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although IZOLA will carry some insurance, IZOLA may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, IZOLA could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect IZOLA's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of IZOLA's management will coincide: you both want IZOLA to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want IZOLA to act conservative to make sure they are best equipped to repay the Note obligations, while IZOLA might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If IZOLA needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with IZOLA or management), which is responsible for monitoring IZOLA's compliance with the law. IZOLA will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if IZOLA is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if IZOLA fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of IZOLA, and the revenue of IZOLA can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of IZOLA to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by IZOLA. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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